UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Global Crossing Limited

(Name of Issuer)

Common Shares, par value $.01 per share

(Title of Class of Securities)

G3921A175

(CUSIP Number)

Pek Siok Lan

c/o Singapore Technologies Telemedia Pte Ltd

51 Cuppage Road #09-01

StarHub Centre

Singapore 229469

Telephone: (65) 6723 8668

Facsimile: (65) 6720 7277

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 4, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3921A175	Page 2 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0
14	Type Of Reporting Person CO

CUSIP No. G3921A175	Page 3 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0
14	Type Of Reporting Person CO

CUSIP No. G3921A175	Page 4 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC; WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0
14	Type Of Reporting Person CO

CUSIP No. G3921A175	Page 5 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) STT Crossing Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; SC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0
14	Type Of Reporting Person CO

Page 6 of 9 Pages

This Amendment No. 15 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd (“STT”) with the Securities and Exchange Commission (“SEC”) on December 19, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by STT with the SEC on February 5, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004, Amendment No. 4 to the Schedule 13D filed by STT with the SEC on November 18, 2004, Amendment No. 5 to the Schedule 13D filed by STT with the SEC on December 21, 2004, Amendment No. 6 to the Schedule 13D filed by STT with the SEC on December 30, 2004, Amendment No. 7 to the Schedule 13D filed by STT with the SEC on January 19, 2005, Amendment No. 8 to the Schedule 13D filed by STT with the SEC on September 16, 2005, Amendment No. 9 to the Schedule 13D filed by STT with the SEC on January 4, 2006, Amendment No. 10 to the Schedule 13D filed by STT with the SEC on May 16, 2006, Amendment No. 11 to the Schedule 13D filed by STT with the SEC on June 5, 2006, Amendment No. 12 to the Schedule 13D filed by STT with the SEC on June 6, 2007, Amendment No. 13 to the Schedule 13D filed by STT with the SEC on August 29, 2007 and Amendment No. 14 to the Schedule 13D filed by STT with the SEC on April 13, 2011 (as amended, the “Statement”), with respect to the common shares, par value $.01 per share (the “Common Shares”), of Global Crossing Limited, a company organized under the laws of Bermuda (the “Issuer”), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4.	Purpose of Transaction

On April 10, 2011 (the “Transaction Date”), the Issuer entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with Level 3 Communications, Inc., a Delaware corporation (“Parent”), and Apollo Amalgamation Sub, Ltd., a Bermuda exempted limited liability company and wholly-owned subsidiary of Parent (“Amalgamation Sub”). Pursuant to the terms of the Amalgamation Agreement, (i) the closing of the amalgamation pursuant to the Amalgamation Agreement took place on October 4, 2011 and Amalgamation Sub and the Issuer amalgamated pursuant to the Companies Act 1981 of Bermuda and (ii) at the effective time of amalgamation, each outstanding share of (a) the Common Shares of the Issuer (other than any shares held by dissenting shareholders or shares owned by Parent or the Issuer or their respective subsidiaries) were exchanged for 16 fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and (b) the convertible preferred shares of the Issuer (the “Convertible Preferred Shares”) were exchanged for 16 fully paid and nonassessable shares of Parent Common Stock, plus any unpaid dividends payable thereon. On October 4, 2011, 757,478,896 shares of the Parent Common Stock were issued to STT Crossing Ltd in exchange for 29,342,431 Common Shares and 18,000,000 Convertible Preferred Shares held by STT Crossing Ltd in the capital of the Issuer. A copy of the Amalgamation Agreement is attached hereto as Exhibit 99.1.

The description of the Amalgamation Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement attached as Exhibits 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a) — (b) The Reporting Persons do not beneficially own any Common Shares or Convertible Preferred Shares.

(c)  Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

Page 7 of 9 Pages

(d)  Not applicable.

(e)  Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1       Amalgamation Agreement, dated as of the Transaction Date, between the Issuer, Parent and Amalgamation Sub (incorporated by reference to Exhibit 2.1 to the Form 8-K of the Issuer, filed with the SEC on April 14, 2011).

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2011

TEMASEK HOLDINGS (PRIVATE) LIMITED

By	/s/ Chia Yue Joo
Name: Chia Yue Joo
Title: Authorized Signatory Managing Director, Legal & Regulations
Temasek International Pte. Ltd.

SINGAPORE TECHNOLOGIES TELEMEDIA
PTE LTD

By	/s/ Pek Siok Lan
Name: Pek Siok Lan
Title: Company Secretary

STT COMMUNICATIONS LTD

By	/s/ Pek Siok Lan
Name: Pek Siok Lan
Title: Company Secretary

STT CROSSING LTD

By	/s/ Pek Siok Lan
Name: Pek Siok Lan
Title: Director

Page 9 of 9 Pages

EXHIBIT INDEX

1. Exhibit 99.1 Amalgamation Agreement, dated as of the Transaction Date, between the Issuer, Parent and Amalgamation Sub (incorporated by reference to Exhibit 2.1 to the Form 8-K of the Issuer, filed with the SEC on April 14, 2011).